Exhibit 99.3

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three months and year ended December 31, 2024

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of February 19, 2025, should be read in conjunction with the audited consolidated financial statements of TF Precious Metals for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to “Triple Flag”, the “Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form  available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

CHANGES IN PRESENTATION OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

We use certain non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS Accounting Standards, please refer to the “Non-IFRS Financial Performance Measures” section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS Accounting Standards, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. In 2024, we made changes to the following non-IFRS performance measures:

Adjusted Net Earnings and Adjusted Net Earnings per Share

We have adjusted our net earnings to exclude the effect of changes in fair value of prepaid gold interests. This adjustment will result in a more meaningful measure of adjusted net earnings for investors and analysts to assess our current operating performance and to predict future operating results.

Adjusted EBITDA

We have adjusted our EBITDA to exclude the effect of changes in fair value of prepaid gold interests. This adjustment will result in a more meaningful measure of adjusted EBITDA for investors and analysts to assess our current operating performance and to predict future operating results.

Company Overview

Triple Flag is a precious metals streaming and royalty company offering financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing.

Since inception, we have invested in and systematically developed a long-life, high-margin, top-tier diversified portfolio of streams and royalties providing exposure primarily to gold and silver. As of February 19, 2025, our portfolio is comprised of 236 assets, consisting of 17 streams and 219 royalties.

The following charts highlight the Company’s five-year performance:

Revenue ($M)
$300
$250
$200
$150
$100
$50
$-
$113
$150
$152
$204
$269
2020
2021
2022
2023
2024

GEOs1
120,000
100,000
80,000
60,000
40,000
20,000
-
63,059
83,602
84,571
105,087
112,623
2020
2021
2022
2023
2024

Operating Cash Flow ($M)
$250
$200
$150
$100
$50
$-
$84
$120
$118
$154
$214
2020
2021
2022
2023
2024

Adjusted EBITDA1 ($M)
$250
$200
$150
$100
$50
$-
$96
$123
$119
$159
$220
2020
2021
2022
2023
2024

1.	GEOs and adjusted EBITDA are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Asset Count[1]
Producing	30
Development & Exploration[2]	206
Total	236

1.	Asset count as at February 19, 2025.
2.	Represents 51 development stage assets and 155 exploration stage and other assets.

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and enhance the quality of our portfolio of precious metals streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the availability of stream and royalty financing to an underserved mining sector. We strive to expand the application of this form of financing through bespoke deal generation for miners while creating a high-quality, precious-metals-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective of pursuing accretive new investments while managing the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow per share.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended December 31		Year ended December 31
Average Metal Prices/Exchange Rates	2024	2023	2024	2023
Gold (US$/oz)[1]	2,663	1,971	2,386	1,941
Silver (US$/oz)[2]	31.38	23.20	28.27	23.35
Exchange rate (US$/C$)[3]	1.3982	1.3624	1.3698	1.3497

1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar, the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and related interests and royalty portfolio.

During the three months ended December 31, 2024, the gold price ranged from $2,567 to $2,778 per ounce, averaging $2,663 per ounce for the period, a 35% increase from the same period in the prior year. During the year ended December 31, 2024, the gold price ranged from $1,985 to $2,778 per ounce, averaging $2,386 per ounce for the period, a 23% increase from the same period in the prior year. As at December 31, 2024, the gold price was $2,609 per ounce (based on the most recent LBMA PM fix). The average gold price improved during the fourth quarter of 2024 compared to the prior quarter. The gold price continued its upward trajectory in January 2025, fueled by strong safe haven demand in response to potential tariffs on Canada, Mexico and China by the United States, the impact of potential future trade wars and continued geopolitical uncertainty. This upward pressure on the gold price was partially offset by a strengthening U.S. dollar and changes to the long-term interest-rate outlook.

Silver

The market price of silver is also subject to volatile price movements. Silver is predominantly used in industrial applications and silver demand is also correlated to the industrial indices. A rebound of manufacturing activity is therefore expected to have a positive effect on silver. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended December 31, 2024, the silver price ranged from $28.80 to $34.51 per ounce, averaging $31.38 per ounce for the period, a 35% increase from the same period in the prior year. During the year ended December 31, 2024, the silver price ranged from $22.09 to $34.51 per ounce, averaging $28.27 per ounce for the period, a 21% increase from the same period in the prior year. As at December 31, 2024, the silver price was $28.91 per ounce (based on the most recent LBMA fix).

Currency Exchange Rates

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at December 31, 2024, there were no hedging programs in place for non-U.S. denominated dollar expenses.

Financial and Operating Highlights

Three months and year ended December 31, 2024, compared to three months and year ended December 31, 2023

	Three months ended		Year ended
	December 31		December 31
($ thousands except GEOs, per share metrics, and asset margin)	2024	2023	2024	2023
IFRS measures:
Revenue	$74,213	$51,739	$268,991	$204,024
Gross Profit	46,384	26,447	155,210	102,076
Depletion	19,186	16,629	75,554	65,108
General Administration Costs	4,626	4,799	21,755	20,095
Impairment charges and expected credit losses[1]	—	8,749	148,034	36,830
Net earnings (loss)	41,280	9,755	(23,084)	36,282
Net earnings (loss) per share – basic and diluted	0.20	0.05	(0.11)	0.18
Operating Cash Flow	63,473	37,644	213,503	154,138
Operating Cash Flow per Share	0.32	0.19	1.06	0.77

Non-IFRS measures[2]:
GEOs	27,864	26,243	112,623	105,087
Adjusted Net Earnings	36,252	17,754	109,607	66,598
Adjusted Net Earnings per Share	0.18	0.09	0.54	0.33
Adjusted EBITDA	62,980	41,017	220,200	158,541
Free Cash Flow	63,473	37,644	213,503	154,138
Asset Margin	92%	91%	92%	90%

1.	Impairment charges and expected credit losses for the year ended December 31, 2024, are largely due to impairments taken on the Nevada Copper Corp. (“Nevada Copper”) stream and related interests as well as impairments taken on the Elevation Gold Mining Corp. (“Elevation Gold”) stream and related interests. Refer to the “Critical Accounting Estimates and Judgments” section for more details.
2.	GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2024 Guidance

The Company achieved 112,623 GEOs for the year ended December 31, 2024, within the upper half of 2024 guidance, representing an eighth consecutive annual GEOs sales record and a compound annual growth rate of approximately 20% since 2017. Depletion in 2024 was $75.6 million, which was at the mid-point of the depletion guidance range. General administration costs of $21.8 million and cash taxes in Australia of 24% were both broadly in line with expectations.

	2024 Guidance	2024 Actual
GEOs[1]	105,000 to 115,000 GEOs	112,623 GEOs
Depletion	$70 million to $80 million	$75.6 million
General administration costs	$23 million to $24 million	$21.8 million
Australian Cash Tax rate[2]	~25%	24%

1.	GEOs as presented above is a non-IFRS financial performance measure with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, which include Beta Hunt, Fosterville, Stawell, Dargues and Henty.

2025 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

The following table provides our full year 2025 guidance:

2025 Guidance[3]
GEOs[1]	105,000 to 115,000 GEOs
Depletion	$70 million to $80 million
General administration costs	$24 million to $25 million
Australian Cash Tax rate[2]	~25%

1.	GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, which include Beta Hunt, Fosterville, Stawell and Henty.
3.	Assumed commodity prices of $2,600/oz gold and $30.50/oz silver.

Our 2025 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing mineral reserves and their publicly disclosed guidance on future production, the conversion of mineral resources to mineral reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges for our counterparties. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2025 will be within the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

Sustainability Initiatives

Subsequent to year-end, Sustainalytics updated its ESG Risk Ratings, with the result that Triple Flag is now ranked 1st out of 107 companies in the precious metals industry group and 39th out of more than 15,000 companies globally. The improved ranking reflects our continued prioritization of strong due diligence practices, effective governance, and strengthening relationships with the communities that surround our assets.

In December 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) established the Juneau Community Fund in Alaska, supporting the city of Juneau, adjacent to the Kensington mine. This initiative is expected to benefit the Juneau School District, supporting numerous clubs, teams, and programs in the area. Additionally, Triple Flag and Coeur have committed to support the University of Alaska’s Mining Pathways program, where students will be able to choose from courses in environmental science, mining machinery, and geology.

In November 2024, we sponsored and attended Delta Sigma Theta Sorority’s 25th Annual Children’s Reading Festival in Hamilton, Bermuda. Our team worked with local volunteers to distribute 1,000 bookbags filled with school supplies, furthering our commitment to Sustainable Development Goal (“SDG”) 4, Quality Education, and SDG 11, Sustainable Cities and Communities.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Three months and year ended December 31, 2024, compared to three months and year ended December 31, 2023

	Three months ended December 31		Year ended December 31
Revenue ($000s)	2024	2023	2024	2023
Streaming and Related Interests
Cerro Lindo	$18,879	$13,052	$69,876	$45,602
Northparkes	19,477	6,583	64,636	28,337
Buriticá	6,397	2,706	16,352	11,352
Impala Bafokeng	4,117	3,302	13,998	12,487
Auramet	3,313	2,586	11,919	9,794
Altan Tsagaan Ovoo ("ATO")	990	3,173	10,706	19,030
Bonikro	2,297	—	7,335	—
Agbaou	1,417	—	4,731	—
La Colorada	522	1,328	3,344	5,149
Other[1]	751	6,886	2,672	25,406
	$58,160	$39,616	$205,569	$157,157
Royalty Interests
Beta Hunt	$2,991	$2,484	$11,605	$9,498
Fosterville	2,522	1,779	9,907	9,923
Camino Rojo	2,371	1,341	6,732	4,459
Kensington	864	—	6,715	—
Young-Davidson	1,706	1,330	6,397	5,218
Florida Canyon	1,625	1,119	4,959	4,098
Stawell	995	970	3,337	1,621
Agbaou	963	872	2,975	2,570
Dargues	162	795	2,971	3,094
Other[2]	1,854	1,433	6,452	6,386
	$16,053	$12,123	$62,050	$46,867
Revenue from contracts with customers	$74,213	$51,739	$267,619	$204,024
Revenue – Other	$—	$—	$1,372	$—
Total	$74,213	$51,739	$268,991	$204,024

	Three months ended December 31		Year ended December 31
Revenue ($000s)	2024	2023	2024	2023
Gold	$46,002	$29,568	$169,051	$119,041
Silver	27,649	19,484	97,726	75,554
Other[3]	562	2,687	2,214	9,429
Total	$74,213	$51,739	$268,991	$204,024

1.	Includes revenue from El Mochito, Renard, Moss and Pumpkin Hollow.
2.	Includes revenue from Henty, Eagle River, Hemlo and other royalties acquired pursuant to the Maverix acquisition.
3.	Includes copper and diamonds.

	Three months ended December 31		Year ended December 31
GEOs (ounces)	2024	2023	2024	2023
Streaming and Related Interests
Cerro Lindo	7,088	6,619	29,248	23,544
Northparkes	7,313	3,339	26,957	14,562
Buriticá	2,402	1,373	6,665	5,851
Impala Bafokeng	1,546	1,674	5,869	6,428
Auramet	1,244	1,312	4,997	5,046
ATO	372	1,609	4,593	9,827
Bonikro	862	—	2,898	—
Agbaou	532	—	1,871	—
La Colorada	196	674	1,448	2,652
Other[1]	282	3,494	1,144	13,087
	21,837	20,094	85,690	80,997
Royalty Interests
Beta Hunt	1,123	1,260	4,882	4,881
Fosterville	947	902	4,153	5,101
Camino Rojo	890	680	2,794	2,295
Kensington	324	—	3,065	—
Young-Davidson	641	675	2,681	2,686
Florida Canyon	610	567	2,061	2,105
Stawell	374	492	1,396	830
Agbaou	362	442	1,251	1,364
Dargues	61	403	1,308	1,586
Other[2]	695	728	2,679	3,242
	6,027	6,149	26,270	24,090
GEOs – Other	—	—	663	—
Total	27,864	26,243	112,623	105,087

	Three months ended December 31		Year ended December 31
GEOs (ounces)	2024	2023	2024	2023
Gold	17,272	14,997	70,774	61,251
Silver	10,381	9,883	40,862	38,983
Other[3]	211	1,363	987	4,853
Total	27,864	26,243	112,623	105,087

1.	Includes GEOs from El Mochito, Renard, Moss and Pumpkin Hollow.
2.	Includes GEOs from Henty, Eagle River, Hemlo and other royalties acquired pursuant to the Maverix acquisition.
3.	Includes copper and diamonds.

For the three months ended December 31, 2024, we sold 27,864 GEOs, an increase of 6% from 26,243 GEOs sold for the same period in the prior year, largely due to higher GEOs from Northparkes, Cerro Lindo and Buriticá due to higher deliveries, as well as GEOs from the acquisition of the 3% gold streams on Agbaou and Bonikro (See “Key Developments” below). This was partially offset by lower GEOs from ATO, Moss and Renard due to lower deliveries.

For the year ended December 31, 2024, we sold 112,623 GEOs, an annual record and an increase of 7% from 105,087 GEOs sold in the prior year largely due to higher GEOs from Northparkes and Cerro Lindo due to higher deliveries, GEOs from the acquisition of the 3% gold streams on Agbaou and Bonikro during the period and GEOs from the Kensington royalty which began paying earlier this year. This was partially offset by lower GEOs from ATO, Moss and Renard due to lower deliveries and lower GEOs from Fosterville due to lower attributable royalty ounces.

Key Developments

For the year ended December 31, 2024

Acquisition of 0.5% gross overriding revenue (“GOR”) royalty on the Tres Quebradas lithium project

On December 19, 2024, Triple Flag entered into a definitive agreement to acquire an existing 0.5% GOR royalty from Lithium Royalty Corp (“LRC”), for total consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA. Closing and subsequent funding of the transaction is expected to occur in Q1 2025 and is contingent on, amongst other things, the registration of the royalty.

Executive Leadership Transition

On September 26, 2024, following the departure of our founder and former Chief Executive Officer, Shaun Usmar, Sheldon Vanderkooy was appointed as Chief Executive Officer, James Dendle as Chief Operating Officer and Eban Bari as Chief Financial Officer. Drawing upon our succession planning matrix, we successfully filled the roles internally and have maintained a 100% retention rate since the transition. Despite and during this transitionary period, Triple Flag maintained the “Great Place to Work” designation, achieving an overall satisfaction rating of 96%.

Acquisition of 3% gold streams on Agbaou and Bonikro

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the “Allied Streams”) operated by Allied Gold Corp. (“Allied”) and also acquired the right to purchase metal based on production from January 1, 2024, to August 14, 2024 (“initial ounces”), for a total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Cote d’Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of approximately 2,500 to 2,750 ounces will be delivered and under the Bonikro stream, an annual minimum of approximately 3,500 to 4,200 ounces will be delivered. A parent guarantee is provided by Allied under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million to the initial ounces. These ounces were sold prior to the end of the third quarter.

Acquisition of additional Tamarack Royalty

On July 5, 2024, Triple Flag acquired an additional 1.0% net smelter return (“NSR”) royalty from Talon Nickel (USA) LLC (“Talon”), a wholly owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8.0 million (“Additional Tamarack Royalty”). The royalty is on Talon’s participating interest in the Tamarack project. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag shall receive $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million to be received in the first quarter of 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the consolidated statements of income for the year ended December 31, 2024.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

•	Effective January 1, 2024, the royalty to pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026; and
•	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027.

The amended NSR royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

For the year ended December 31, 2023

Acquisition of Johnson Camp Mine Royalty

On November 30, 2023, the Company in conjunction with Greenstone Excelsior Holdings LP (“Greenstone”) entered into a financing transaction with Excelsior Mining Corp., who on November 12, 2024, announced a name change to Gunnison Copper Corp. (“Gunnison”). The closing of the financing was a condition subsequent to a previously announced extension of the maturity date of Gunnison’s existing $15.0 million credit facility with Nebari Natural Resources Credit Fund I LP. As part of the financing transaction, the Company acquired a 1.5% gross revenue royalty (“GRR”) on the Johnson Camp Mine in Arizona, United States, operated by Gunnison, for a consideration of $5.5 million in cash (the “Johnson Camp Mine Royalty”).

Acquisition of an additional royalty interest in Stawell Gold Mines Pty Ltd

On September 25, 2023, the Company entered into an agreement with Stawell Gold Mines Pty Ltd (“Stawell”) for the acquisition of an additional 2.65% NSR gold royalty. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag previously held. Both royalties cover future production at the Stawell gold mine in Victoria, Australia. Triple Flag acquired the additional royalty interest for cash consideration of $16.6 million.

Acquisition of Agbaou Royalty

On June 23, 2023, the Company entered into an agreement with Auramet Capital Partners, L.P. (“Auramet”) for the acquisition of the 2.5% NSR royalty it held on the Agbaou gold mine in Côte d’Ivoire, operated by Allied (“Agbaou Royalty”). Triple Flag acquired the Agbaou Royalty for total consideration of $15.5 million, of which $13.5 million was paid in cash and the remaining $2.0 million paid through an in-kind contribution of an asset held by the Company.

Acquisition of Maverix

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix (“Maverix Shares”) pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a Triple Flag common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration did not exceed 15% of the total consideration and the aggregate share consideration did not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag common shares; and (ii) the restricted share units (“RSUs”) of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants (“Maverix Warrants”) (5,000,000 Maverix Warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix Warrant holders would receive a total of 1,800,000 Triple Flag common shares at an exercise price of $9.11 per Triple Flag common share.  All of the Maverix Warrants were exercised on April 12, 2023.

The acquisition of Maverix closed on January 19, 2023, and Triple Flag paid $86.7 million and issued 45,097,390 common shares to all former Maverix shareholders, and incurred $5.8 million of transaction costs. Following the completion of the acquisition, Maverix became a wholly-owned subsidiary of Triple Flag.

The transaction was accounted for as an asset acquisition on January 19, 2023, with mineral interests of $587.8 million and is described in Note 6 of the Annual Financial Statements. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold interests and loans receivable of approximately $68.9 million, amounts payable and other liabilities, lease liabilities and income tax payable of $11.9 million. The other liabilities included change of control payment obligations under the terms of Maverix’s employment agreements.

Operating Assets – Performance

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Asset Performance — Streams and related assets (producing)

1.	Cerro Lindo (Operator: Nexa Resources S.A.)

Under the stream agreement with Nexa Resources S.A. (“Nexa”), we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to four months. As at December 31, 2024, 16.8 million ounces of silver had been delivered under the stream agreement with Nexa since inception. We continue to expect a step-down in the stream rate from 65% to 25% to begin at Cerro Lindo in 2026.

For the three months ended December 31, 2024, we sold 584,290 ounces of silver delivered under the agreement, a 7% increase from the same period in the prior year driven by higher deliveries. GEOs sold were 7,088 for the three months ended December 31, 2024, compared to 6,619 for the same period in the prior year.

For the year ended December 31, 2024, we sold 2,430,133 ounces of silver delivered under the agreement, a 24% increase from the same period in the prior year driven by higher deliveries. GEOs sold were 29,248 for the year ended December 31, 2024, compared to 23,544 for the same period in the prior year.

During the fourth quarter of 2024, Cerro Lindo continued robust silver deliveries under the stream agreement following strong silver production in the second half of the year. Ongoing exploration at Cerro Lindo is mainly focused on extending the mineralization of near mine targets known as Orebodies 8B, 8C, 9 and 6a, as well as the Patahuasi Millay target located within Triple Flag’s stream area.

2.	Northparkes (Operator: Evolution Mining Limited, effective December 18, 2023)

Under the stream agreement, we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream may lag production by approximately two months. As at December 31, 2024, 65,982 ounces of gold and 1,016,217 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended December 31, 2024, we sold 6,488 ounces of gold and 71,481 ounces of silver delivered under the agreement, driven by higher deliveries. This compares to 2,650 ounces of gold and 57,091 ounces of silver sold for the same period in the prior year. GEOs sold were 7,313 for the three months ended December 31, 2024, compared to 3,339 for the same period in the prior year.

For the year ended December 31, 2024, we sold 23,438 ounces of gold and 278,284 ounces of silver delivered under the agreement. This compares to 11,834 ounces of gold and 228,346 ounces of silver sold for the same period in the prior year. GEOs sold were 26,957 for the year ended December 31, 2024, compared to 14,562 for the same period in the prior year.

We continue to expect higher grade open pit ore from E31 and E31N to contribute to stream deliveries through 2025. These deposits are expected to be depleted during the year as previously announced.

Development of the sub-level cave (“SLC”) at E48 commenced in July 2024 with access to the first sub-level now substantially complete and commissioning expected to start in the third quarter of 2025. A concept study in 2024 included a gold grade of 0.41 g/t, with production from the E48 SLC expected to contribute to stream deliveries through the course of its ramp-up. The E48 SLC orebody currently has a mine life ending in 2034. A pre-feasibility study is expected to be completed in the first quarter of 2025.

First production from the E22 orebody is expected during Evolution Mining Limited’s (“Evolution”) fiscal year ending June 30, 2029, subject to the completion of economic studies and board approval, with a reserve grade of 0.37 g/t Au. A SLC hybrid option study for E22 is expected to be completed by June 30, 2025.

Additionally, exploration at the Major Tom deposit remains ongoing and has continued to deliver near-surface mineralized assays, including 89.0 meters grading 1.07% copper and 0.13 g/t gold. Major Tom is located within three kilometers of the processing plant. Work is progressing to determine whether a pit can be optimized at the deposit, which is expected to be completed in the second quarter of 2025.

3.	Impala Bafokeng Operations (Operator: Impala Platinum Holdings Limited (“Implats”))

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from Impala Bafokeng. Typically, deliveries under the stream may lag production by approximately five months. As at December 31, 2024, 34,072 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended December 31, 2024, we sold 1,536 ounces of gold delivered by Implats under the stream agreement, a 9% decrease from the ounces delivered and sold for the same period in the prior year. GEOs sold were 1,546 for the three months ended December 31, 2024, compared to 1,674 for the same period in the prior year.

For the year ended December 31, 2024, we sold 5,854 ounces of gold delivered by Implats under the stream agreement, a 9% decrease from the ounces delivered and sold for the same period in the prior year. GEOs sold were 5,869 for the year ended December 31, 2024, compared to 6,428 for the same period in the prior year.

Development of the asset’s value driver, Styldrift, remains ongoing with a steady ramp-up expected to deliver improved efficiencies given current market conditions. In 2024, Implats commenced a restructuring process at Impala Bafokeng to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has started, resulting in improved plant availability and recovery. Implats continues to expect monthly milled throughput of 230 thousand tonnes at Styldrift by the end of its 2027 fiscal year.

4.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset. As at December 31, 2024, 1,884,967 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended December 31, 2024, we sold the 202,353 ounces of silver delivered to the Company under the agreement, compared to the 113,635 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 2,402 for the three months ended December 31, 2024, compared to 1,373 for the same period in the prior year.

For the year ended December 31, 2024, we sold the 559,466 ounces of silver delivered to the Company under the agreement, compared to the 490,271 ounces of silver sold for the same period in the prior year. GEOs sold were 6,665 for the year ended December 31, 2024, compared to 5,851 for the same period in the prior year.

Throughout 2024, activities by illegal miners continued to weigh on operations at Buriticá, including underground confrontations. On January 20, 2025, the operator announced that it has restarted gold production after an attack by an armed group of illegal miners. The attack, which targeted a substation, temporarily halted operations but did not result in any injuries.

Despite the ongoing presence of illegal miners, Buriticá was able to maintain overall steady operations throughout 2024. The operator continues to engage closely with the surrounding community on illegal mining with support by national institutions, including the National Police of Colombia.

5.	Altan Tsagaan Ovoo (Operator: Steppe Gold)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and 25% of payable gold thereafter, subject to an annual cap of 7,125 ounces. We also receive 50% of the payable silver until 375,000 ounces of silver have been delivered and 50% of payable silver thereafter, subject to an annual cap of 59,315 ounces. As at December 31, 2024, 30,080 ounces of gold and 114,285 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended December 31, 2024, we sold 365 ounces of gold and 86 ounces of silver delivered to the Company under our stream and related interests, compared to the 1,485 ounces of gold and 8,719 ounces of silver sold for the same period in the prior year. GEOs sold were 372 for the three months ended December 31, 2024, compared to 1,609 for the same period in the prior year.

For the year ended December 31, 2024, we sold 4,065 ounces of gold and 38,407 ounces of silver delivered to the Company under our stream and related interests, compared to the 9,375 ounces of gold and 35,647 ounces of silver sold for the same period in the prior year (including 2,500 ounces of gold from the Steppe Gold Prepaid Interest). GEOs sold were 4,593 for the year ended December 31, 2024, compared to 9,827 for the same period in the prior year.

On March 15, 2024, Triple Flag and Steppe Gold agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Prepaid Gold Interest Agreement. The fair value of the prepaid gold interest as at December 31, 2024, was estimated taking into consideration the credit risk related to the financial asset.

Asset Performance — Royalties (Producing)

1.	Beta Hunt (Operator: Westgold Resources Limited, effective August 1, 2024)

Pursuant to the Maverix acquisition, the Company acquired 3.25% GRR and 1.5% NSR royalties on all gold production and aggregate 1.5% NSR royalties on all nickel production from the Beta Hunt mine, located in Australia.

GEOs earned were 1,123 and 4,882 for the three months and year ended December 31, 2024, respectively, compared to 1,260 and 4,881, respectively, in the prior year.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum continues to advance, with recent capital investment focused on upgrades to primary ventilation, mine pumping and water supply. Infill drill data completed across the Western Flanks and A-Zone is also being incorporated into an updated resource model. Westgold Resources Limited (“Westgold”) continues to expect the mine expansion project at Beta Hunt to deliver increased productivity in 2025 and beyond.

Drills continue to turn at the Fletcher Zone, a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine, 300 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

2.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited)

We own a 2% NSR royalty interest in Agnico Eagle Mines Limited’s (“Agnico Eagle") Fosterville mine in Australia.

GEOs earned were 947 and 4,153 for the three months and year ended December 31, 2024, respectively, compared to 902 and 5,101, respectively, for the prior year.

In February 2025, Agnico Eagle released an updated three-year outlook. The operator now expects Fosterville to produce between 140,000 to 160,000 ounces of gold in each of 2025, 2026 and 2027. Agnico Eagle also announced that an initial assessment has demonstrated the potential to increase production at Fosterville to an average of approximately 175,000 ounces of gold per year, with a ramp-up in performance potentially starting in 2027. Technical evaluations and drilling are ongoing to evaluate this potential.

Year-over-year, mineral reserves at Fosterville remained relatively consistent at approximately 1.65 million ounces grading 5.37 g/t Au. Agnico Eagle expects to spend $26.3 million in exploration drilling at Lower Phoenix, Robbins Hill and new targets totaling over 84,300 meters in 2025.

3.	Camino Rojo (Operator: Orla Mining Ltd.)

Pursuant to the Maverix acquisition, the Company acquired a 2% NSR royalty interest on oxides in Orla Mining Ltd.‘s (“Orla”) Camino Rojo mine in Mexico.

GEOs earned were 890 and 2,794 for the three months and year ended December 31, 2024, respectively, compared to 680 and 2,295, respectively, for the prior year.

Orla announced that Camino Rojo produced a record 136,748 ounces of gold in 2024. As a result, Orla achieved its improved full-year 2024 production guidance range of 130,000 to 140,000 gold ounces, as well as a 19% beat versus the midpoint of initial production guidance of 110,000 to 120,000 ounces. The outperformance was driven by improved recoveries from finer crushing, higher mined and processed grade, and higher tonnes stacked. Orla also announced that the latest 2024 drill results confirmed that the Camino Rojo mineralized system remains open at depth, along the dike structure, and beyond the current resource limits.

Preliminary operator guidance for 2025 at Camino Rojo is 110,000 to 120,000 gold ounces.

4.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos”) Young-Davidson mine in Canada.

GEOs earned were 641 and 2,681 for the three months and year ended December 31, 2024, respectively, compared to 675 and 2,686 for the same periods in the prior year.

In January 2025, Alamos released 2025 production guidance of 175,000 to 190,000 ounces of gold, with 2026 and 2027 guidance of 180,000 to 195,000 ounces of gold for each year.

As of December 31, 2024, Alamos estimates a mine life of approximately 14 years for Young-Davidson based on current underground mining rates. Notably, Young-Davidson has maintained at least a 13-year Mineral Reserve life since 2011 reflecting ongoing exploration success. Alamos expects to spend $11.0 million on exploration at Young-Davidson in 2025.

The deposit remains open at depth and to the west, with the current program focused on expanding the new style of higher-grade gold mineralization zones within the hanging wall. These zones are located close to existing infrastructure, demonstrating upside potential with grades well above the current reserve grade of 2.26 g/t Au.

Investments and Prepaid Gold Interests

The following table summarizes investments and prepaid gold interests as at December 31, 2024, and December 31, 2023:

	As at	As at
($ thousands)	December 31, 2024	December 31, 2023
Prepaid gold interests - Auramet Capital Partners[1]	$46,082	$40,248
Prepaid gold interests - Steppe Gold[2]	3,457	—
Total Prepaid Gold Interests	$49,539	$40,248
Investments[3]	3,010	6,248
Total Prepaid Gold Interests and Investments	$52,549	$46,496

1.	The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the stream for a cash payment of $5.0 million, less certain cash flows related to the gold deliveries. As at December 31, 2024, 32,500 ounces of gold remains to be delivered under the contract. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.
2.	On March 15, 2024, Triple Flag and Steppe Gold agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy. On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Prepaid Gold Interest Agreement. The fair value of the prepaid gold interest as at December 31, 2024, was estimated taking into consideration the credit risk related to the financial asset.
3.	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy, as the primary valuation inputs used are quoted prices in active markets. The fair value of the private equity investments is classified as level 3 of the fair value hierarchy, as the relevant observable inputs are not available.

Financial Condition and Shareholders’ Equity Review

Summary Balance Sheet

The following table presents summarized consolidated balance sheet information as at December 31, 2024, December 31, 2023, and December 31, 2022:

	As at	As at	As at
($ thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Cash and cash equivalents	$36,245	$17,379	$71,098
Other current assets	39,400	39,659	19,509
Non‑current assets	1,694,334	1,837,426	1,246,424
Total assets	$1,769,979	$1,894,464	$1,337,031

Current liabilities	$27,126	$17,315	$12,586
Debt	—	57,000	—
Other non‑current liabilities	7,133	9,408	5,966
Total liabilities	34,259	83,723	18,552
Total shareholders’ equity	1,735,720	1,810,741	1,318,479
Total liabilities and shareholders’ equity	$1,769,979	$1,894,464	$1,337,031

Total assets were $1,770.0 million as at December 31, 2024, compared to $1,894.5 million as at December 31, 2023. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, metal inventory and investments. The decrease in total assets from December 31, 2023, was largely driven by impairment charges taken during the second quarter of 2024 (refer to the “IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates” section of this MD&A), combined with depletion of mineral interests, partially offset by acquisition of assets, including prepaid gold interests and mineral interests.

Total assets were $1,894.5 million as at December 31, 2023, compared to $1,337.0 million as at December 31, 2022. The increase in total assets from December 31, 2022, was largely driven by the assets acquired pursuant to the Maverix acquisition on January 19, 2023.

Total liabilities were $34.3 million as at December 31, 2024, compared to $83.7 million as at December 31, 2023. The decrease in total liabilities was largely driven by net repayment of the Credit Facility. Total liabilities consist largely of debt, amounts payable and accrued liabilities, deferred tax liabilities and lease obligations. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total liabilities were $83.7 million as at December 31, 2023, compared to $18.6 million as at December 31, 2022. The increase in total liabilities largely relates to the net drawdown from the Credit Facility to partially fund the Maverix acquisition, net of subsequent repayments.

Total shareholders’ equity as at December 31, 2024, was $1,735.7 million, compared to $1,810.7 million as at December 31, 2023. The decrease in shareholders’ equity largely reflects the net loss incurred during this period, combined with dividends paid.

Total shareholders’ equity as at December 31, 2023, was $1,810.7 million, compared to $1,318.5 million as at December 31, 2022. The increase in shareholders’ equity largely reflects additional equity issued pursuant to the Maverix acquisition and income generated during the period, net of dividends paid.

Shareholders’ Equity

As at December 31, 2024	Number of shares
Common shares	201,211,843
As at December 31, 2023	Number of shares
Common shares	201,353,962
As at December 31, 2022	Number of shares
Common shares	155,685,593

Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars, in each case under the symbol “TFPM”.

In November 2023, Triple Flag renewed its normal course issuer bid (“NCIB”), which expired on November 14, 2024. The NCIB was further renewed in November 2024. Daily purchases are limited to 39,117 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2024, to October 31, 2024, (being 156,469 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be canceled. Under the current NCIB, the Company may acquire up to 10,071,642 (2023 NCIB: 10,078,488) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2025.

For the year ended December 31, 2024, the Company purchased 615,200 (2023: 1,485,820) of its common shares under the NCIB for $8.9 million (2023: $20.7 million).

In connection with the NCIB, the Company established an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

As at February 19, 2025, 200,888,653 common shares were issued and outstanding and stock options were outstanding to purchase a total of 1,851,815 common shares.

For the three months ended December 31, 2024, we declared and paid dividends in U.S. dollars totaling $11.1 million at $0.0550 per share (2023: $10.6 million at $0.0525 per share, 2022: $7.8 million at $0.05 per share). For the year ended December 31, 2024, we declared and paid dividends totaling $43.3 million ($0.0525 per share in the first and second quarter, $0.0550 per share in the third and fourth quarter). For the year ended December 31, 2023, we declared and paid dividends in U.S. dollars totaling $41.3 million ($0.05 per share in the first and second quarter, $0.0525 per share in the third and fourth quarter). For the year ended December 31, 2022, we declared and paid dividends totaling $30.4 million ($0.0475 per share in the first and second quarter, $0.05 per share in the third and fourth quarter).

For the three months and year ended December 31, 2024, no common shares were issued from treasury for participation in the Dividend Reinvestment Plan (2023: nil).

Results of Operations Review

Consolidated Statements of Income

Three months ended December 31, 2024, compared to three months ended December 31, 2023, and year ended December 31, 2024, compared to year ended December 31, 2023, and December 31, 2022

	Three months ended December 31		Year ended December 31
($ thousands except share and per share information)	2024	2023	2024	2023	2022
Revenue	$74,213	$51,739	$268,991	$204,024	$151,885
Cost of sales	(27,829)	(25,292)	(113,781)	(101,948)	(64,881)
Gross profit	46,384	26,447	155,210	102,076	87,004

General administration costs	(4,626)	(4,799)	(21,755)	(20,095)	(15,516)
Business development costs	(366)	(873)	(3,405)	(4,219)	(2,976)
Impairment charges and expected credit losses	—	(8,749)	(148,034)	(36,830)	(3,600)
Operating income (loss)	41,392	12,026	(17,984)	40,932	64,912

Gain (loss) on disposition of mineral interests	—	—	—	(1,000)	2,099
Increase (decrease) in fair value of investments and prepaid gold interests	7,249	(434)	12,775	1,467	(4,066)
Finance costs, net	(901)	(1,005)	(5,073)	(4,122)	(1,413)
Other expenses	—	—	(1,766)	—	(500)
Sustainability initiatives	(472)	(242)	(903)	(670)	(805)
Foreign currency translation gain (loss)	76	57	181	(218)	(352)
Other income (expense)	5,952	(1,624)	5,214	(4,543)	(5,037)
Earnings (loss) before income taxes	47,344	10,402	(12,770)	36,389	59,875
Income tax expense	(6,064)	(647)	(10,314)	(107)	(4,789)
Net earnings (loss)	$41,280	$9,755	$(23,084)	$36,282	$55,086
Weighted average shares outstanding –basic	201,367,681	201,517,879	201,304,234	199,327,784	155,950,659
Weighted average shares outstanding –diluted	201,677,897	201,604,176	201,304,234	199,519,312	155,950,659
Earnings (loss) per share – basic and diluted	$0.20	$0.05	$(0.11)	$0.18	$0.35

Three months ended December 31, 2024, compared to three months ended December 31, 2023

Revenue was $74.2 million, a quarterly record and an increase of 43% from $51.7 million for the same period in the prior year. The increase was largely driven by $8.1 million higher revenue due to higher gold prices, $6.3 million higher revenue due to higher silver prices, $5.5 million increase from higher volume from stream and related interests, and $1.0 million increase from higher attributable royalty volumes. Higher revenue from streams and related interests were driven by higher deliveries from Northparkes, Cerro Lindo and Buriticá, as well as deliveries from the Allied Streams acquired during the third quarter of 2024, partially offset by lower deliveries from ATO, Moss, Renard and La Colorada. Higher revenue from royalties was largely due to higher attributable royalty ounces from Camino Rojo and Kensington, which began paying earlier this year, partially offset by lower attributable royalty ounces from Beta Hunt and Dargues.

The average market gold price and actual gold sales volume for our streams and related interests were $2,663 per ounce, and 11,226 ounces, respectively, compared to $1,971 per ounce and 9,116 ounces, respectively, in the prior year. Market silver price and silver sales volume were $31.38 per ounce and 864 thousand ounces, respectively, compared to $23.20 per ounce and 810 thousand ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $27.8 million (including depletion) from streams and related interests and royalties, compared to $25.3 million (including depletion) from streams and related interests and royalties for the same period in the prior year. The increase in cost of sales for the three months ended December 31, 2024, was largely due to cost of sales associated with higher metal deliveries from the Northparkes and Cerro Lindo streams, partially offset by lower deliveries from the ATO, Moss, Renard and La Colorada streams, and lower attributable ounces from royalties. Cost of sales for the three months ended December 31, 2024, included $2.8 million non-cash cost of sales related to prepaid gold interests, compared to $3.8 million for the same period in the prior year.

Gross profit was $46.4 million, an increase of 75% from $26.4 million for the same period in the prior year. The increase was largely driven by higher realized gold and silver prices, combined with higher stream deliveries from Northparkes, Cerro Lindo and Buriticá, deliveries from the Allied Streams as well as higher attributable royalty ounces from Camino Rojo and Kensington, partially offset by lower metal deliveries from the ATO, Moss, Renard and La Colorada streams as well as lower attributable royalty ounces from Beta Hunt and Dargues.

Depletion was $19.2 million, an increase of 15% from $16.6 million for the same period in the prior year. The increase was largely driven by higher stream deliveries from Northparkes, Cerro Lindo and Buriticá, deliveries from the Allied Streams as well as higher attributable royalty ounces from Camino Rojo and Kensington, partially offset by lower attributable royalty ounces from Beta Hunt and Dargues, as well as lower deliveries from the ATO, Moss, Renard and La Colorada streams.

General administration costs were $4.6 million, comparable to $4.8 million for the same period in the prior year.

Business development costs were $0.4 million, compared to $0.9 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges and expected credit losses in the prior year reflect our expected credit loss provision taken against loans receivable from Elevation Gold (refer to the “IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates” section of this MD&A).

The increase in the fair value of our prepaid gold interests for the three months ended December 31, 2024, was $7.0 million, compared to $0.7 million for the same period in the prior year. The increase is driven by higher market gold prices during the period, primarily related to the Auramet prepaid gold interest. The increase in the fair value of investments for the three months ended December 31, 2024, was $0.2 million, compared to a decrease in the fair value of investments for the three months ended December 31, 2023, of $1.2 million.

Finance costs, net were $0.9 million, compared to $1.0 million for the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances.

Income tax expense was $6.1 million, compared to $0.6 million for the same period in the prior year. The prior year income tax expense was partially offset by a tax recovery as a result of the expected credit losses taken against loan receivables from Elevation Gold.

Net earnings were $41.3 million, compared to $9.8 million for the same period in the prior year. Net earnings was largely driven by higher gross profit across the portfolio driven by higher metal prices as well as higher deliveries from streams, partially offset by lower attributable ounces from royalties. Net earnings in the prior year was partially offset by expected credit losses recorded in the period.

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenue was $269.0 million, an annual record, compared to $204.0 million in the prior year. The increase was largely due to $25.2 million higher revenue from higher gold prices, $17.0 million higher revenue from higher silver prices, $16.1 million higher revenue from higher volume from stream and related interests and $5.7 million higher revenue from higher attributable royalty ounces. Higher revenue from streams and related interests was driven by higher deliveries from Northparkes, Cerro Lindo and Buriticá, as well as deliveries from the Allied Streams and initial ounces acquired during the third quarter of 2024, partially offset by lower deliveries from ATO, Moss, El Mochito and La Colorada. Higher revenue from royalties was largely due to higher attributable royalty ounces from Camino Rojo and Kensington, which began paying earlier this year, partially offset by lower attributable royalty ounces from Fosterville.

The average market gold price and gold sales volume for our streams and related interests was $2,386 per ounce and 44,962 ounces, respectively, compared to $1,941 per ounce and 38,374 ounces, respectively, in the prior year. The average market silver price and silver sales volume was $28.27 per ounce and 3.4 million ounces, respectively, compared to $23.35 per ounce and 3.2 million ounces, respectively, in the prior year.

Cost of sales primarily represents the price of metals acquired under the stream agreements and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $113.8 million (including depletion) from streams and related interests and royalties, compared to $101.9 million (including depletion) from streams and related interests and royalties for the prior year. The increase in cost of sales for the year ended December 31, 2024, was largely due to cost of sales associated with higher metal deliveries from Northparkes, Cerro Lindo and Buriticá streams, partially offset by lower deliveries from the ATO, Moss, La Colorada and El Mochito streams. Cost of sales for the year ended December 31, 2024, included $6.9 million of costs relating to metal delivered from Agbaou and Bonikro based on production for the pre-closing period of January 1, 2024, to August 14, 2024, which were recorded at the prevailing market price.

Gross profit was $155.2 million, compared to $102.1 million in the prior year. The increase was largely driven by higher stream deliveries from Northparkes, Cerro Lindo and Buriticá, deliveries from the Allied streams acquired during the year, combined with higher realized gold and silver prices and attributable royalty ounces from Camino Rojo and Kensington, which began paying earlier this year, partially offset by lower metal deliveries from the ATO, Moss, La Colorada and El Mochito streams and lower attributable royalty ounces from Fosterville.

General administration costs were $21.8 million, compared to $20.1 million in the prior year. Higher costs for the year ended December 31, 2024, were largely due to higher employee costs, higher office and other expenses driven by various public company costs, as well as higher professional services as we continued to grow the business.

Business development costs were $3.4 million, compared to $4.2 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges and expected credit losses for the year ended December 31, 2024, of $148.0 million were largely due to impairments and expected credit losses taken on the Nevada Copper stream and related interests ($104.1 million) as well as impairments and expected credit losses taken on the Elevation Gold stream and related interests ($40.1 million). Refer to the “Critical Accounting Estimates and Judgments” section for more detail. Impairment charges and expected credit losses for the year ended December 31, 2023, of $36.8 million related to the impairment of the Renard stream and loan receivables ($20.2 million) and the Beaufor royalty ($6.8 million), as well as expected credit losses taken against loans receivable from Elevation Gold ($9.7 million).

Sustainability initiative expenditures were $0.9 million, broadly in line with $0.7 million for the same period in the prior year.

The increase in the fair value of our prepaid gold interests for the year ended December 31, 2024, was $14.3 million, compared to $4.6 million for the same period in the prior year. This increase is largely driven by higher market gold prices during the period, primarily related to the Auramet prepaid gold interest. The decrease in the fair value of investments represents the decrease in the market value of our equity investments during the period.

Finance costs, net were $5.1 million, compared to $4.1 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The increase was largely driven by higher interest rates, and lower interest received during the period.

Income tax expense was $10.3 million, compared to $0.1 million for the same period in the prior year. The increase in income tax expense was due to higher taxes driven by the current year sales mix.

Net loss for the year ended December 31, 2024, was $23.1 million, compared to net earnings of $36.3 million in the prior year. The net loss in 2024 was driven by higher impairment charges and expected credit losses as described above, partially offset by higher gross profits across the portfolio.

Year ended December 31, 2023, compared to year ended December 31, 2022

Revenue was $204.0 million, an annual record, compared to $151.9 million in the prior year. The increase was largely due to $53.3 million revenue from streams, royalties and related interests acquired pursuant to the Maverix acquisition, $6.1 million higher revenue due to higher gold prices, $2.9 million higher revenue due to higher silver prices, partially offset by $7.0 million lower revenue from royalties, $1.1 million lower revenue due to lower volume from streams and related interests and $2.1 million lower revenue due to lower diamond prices. Lower revenue from royalties was driven by lower attributable ounces from Fosterville and Dargues. Lower revenue from streams and related interests was largely driven by lower deliveries from Cerro Lindo and Impala Bafokeng.

Market gold price and gold sales volume for our streams were $1,941 per ounce and 27,792 ounces, respectively, compared to $1,800 per ounce and 27,485 ounces, respectively, in the prior year. Market silver price and silver sales volume were $23.35 per ounce and 3.2 million ounces, respectively, compared to $21.73 per ounce and 2.8 million ounces, respectively, in the prior year.

Cost of sales primarily represents the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $101.9 million (including depletion) from streams and related interests and royalties, compared to $64.9 million (including depletion) from streams and related interests and royalties for the prior year. The increase in cost of sales for the year ended December 31, 2023, was largely due to cost of sales associated with streams and related interests and royalties acquired pursuant to the Maverix acquisition, partially offset by lower cost of sales associated with lower metal deliveries from streams and related interests.

Gross profit was $102.1 million, compared to $87.0 million in the prior year. The increase was largely driven by gross profit from newly acquired assets pursuant to the Maverix acquisition and higher gross profit from both the Northparkes and Buriticá streams due to higher deliveries at higher metal prices, partially offset by lower gross profit from Fosterville and Dargues due to lower attributable ounces.

General administration costs were $20.1 million, compared to $15.5 million in the prior year. Higher costs for the year ended December 31, 2023, were largely due to higher employee costs, higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs relating to the U.S. listing and the Maverix acquisition, and higher professional services as we continued to grow the business.

Business development costs were $4.2 million, compared to $3.0 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges of $27.1 million relate to the impairment of the Renard stream and receivables and the Beaufor royalty, compared to $3.6 million for the same period in the prior year that related to the impairment of our interest in the Beaufor royalty.

The expected credit loss represents the difference between the contractual cash flows that are due to the Company and the cash flows that management expects to receive discounted at the original effective interest rate. The expected credit loss provision taken against loans receivable from Elevation Gold was $9.7 million, compared to nil for the same period in the prior year.

Sustainability initiative expenditures were $0.7 million, broadly in line with $0.8 million for the same period in the prior year.

Loss on disposition of mineral interests of $1.0 million represents the loss on the Eastern Borosi NSR due to a buyback exercised by Calibre Mining Corp. (“Calibre”). On April 18, 2023, Calibre announced that it had commenced mining at the Eastern Borosi open pit. 2022 included a gain of $2.1 million on the Talon Royalty Buydown (On February 15, 2022, Talon exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack project in exchange for a payment of $4.5 million).

The increase in fair value of investments and prepaid gold interests represents an increase in the fair value of prepaid gold interests, primarily Auramet prepaid interests, partially offset by a decrease in fair value of our equity investments.

Finance costs, net were $4.1 million, compared to $1.4 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. Higher finance costs were driven by interest charges on a higher drawn balance of the Credit Facility.

Income tax expense was $0.1 million, compared to $4.8 million for the same period in the prior year. Lower income tax expense was driven by tax recovery associated with the impairment charges and expected credit losses, increased general administration costs and business development costs, partially offset by higher taxes driven by sales mix.

Net earnings were $36.3 million, compared to $55.1 million in the prior year. Lower net earnings in 2023 were driven by higher impairment charges and expected credit losses, higher general administration costs driven by public company costs, higher finance costs, partially offset by higher gross profit, an increase in fair value of investments and prepaid gold interests compared to a decrease in the prior year, and lower income tax expense.

Condensed Consolidated Statements of Cash Flows

Three months ended December 31, 2024, compared to three months ended December 31, 2023, and year ended December 31, 2024, compared to year ended December 31, 2023, and December 31, 2022

The following table presents summarized consolidated statements of cash flows information for the three months ended December 31, 2024, compared to the three months ended December 31, 2023, and the year ended December 31, 2024, compared to year ended December 31, 2023, and December 31, 2022.

	Three months ended December 31		Year ended December 31
($ thousands)	2024	2023	2024	2023	2022
Operating cash flow before working capital and taxes	$62,625	$41,751	$220,721	$161,953	$123,807
Income taxes paid	(257)	(469)	(6,992)	(6,083)	(5,031)
Operating cash flow before working capital	62,368	41,282	213,729	155,870	118,776
Change in working capital	1,105	(3,638)	(226)	(1,732)	(400)
Operating cash flow	63,473	37,644	213,503	154,138	118,376
Net Cash from (used in) investing activities	236	(9,679)	(81,960)	(212,979)	(48,916)
Net Cash (used in) from financing activities	(51,007)	(24,973)	(112,600)	5,123	(38,750)
Effect of exchange rate changes on cash and cash equivalents	(59)	44	(77)	(1)	(284)
Increase (decrease) in cash during the period	12,643	3,036	18,866	(53,719)	30,426
Cash and cash equivalents at beginning of period	23,602	14,343	17,379	71,098	40,672
Cash and cash equivalents at end of period	$36,245	$17,379	$36,245	$17,379	$71,098

Three months ended December 31, 2024, compared to three months ended December 31, 2023

Operating cash flow was $63.5 million, an increase of 69% from $37.6 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams and royalties as a result of higher realized metal prices, along with higher metal deliveries and higher attributable royalty ounces.

Net cash from investing activities was $0.2 million, compared to net cash used in investing activities of $9.7 million for the same period in the prior year. Net cash used in investing activities in 2023 largely included $5.5 million of funding for the Johnson Camp Mine royalty, $1.7 million of funding for the Nueva Recuperada royalty amendment and $2.0 million for the acquisition of a prepaid gold interest.

Net cash used in financing activities was $51.0 million, compared to $25.0 million for the same period in the prior year. Net cash used in financing activities in 2024 largely consisted of $35.0 million of Credit Facility repayments, dividend payments of $11.1 million, and $3.9 million paid to purchase shares under the NCIB, as well as interest payments of $1.0 million. Net cash used in financing activities in 2023 largely consisted of dividend payments of $10.6 million, $8.0 million Credit Facility repayments and $4.4 million paid to purchase shares under the NCIB, as well as interest payments of $1.5 million.

Year ended December 31, 2024, compared to year ended December 31, 2023

Operating cash flow was $213.5 million, compared to $154.1 million in the prior year. The increase was largely driven by higher cash flows from streams and royalties as a result of higher realized metal prices, along with higher metal deliveries and higher attributable royalty ounces.

Net cash used in investing activities was $82.0 million, compared to $213.0 million in the prior year. Net cash used in investing activities in 2024 included the acquisition of the Allied Streams and the initial ounces for $53.0 million, acquisition of loans for $14.6 million, acquisition of the Additional Tamarack Royalty for $8.0 million, and $5.0 million for the acquisition of the Steppe Gold Prepaid Gold Interest, partially offset by proceeds from sale of investments of $3.1 million. Net cash used in investing activities in 2023 included $146.0 million net cash outflows pursuant to the Maverix acquisition, $16.6 million for the acquisition of an additional royalty interest in Stawell, $13.5 million for the Agbaou royalty, $5.5 million of funding for the Johnson Camp Mine royalty, $3.4 million of funding for the Prieska GRR, $3.7 million for the Clean Air Metals royalty, and $21.0 million for the acquisition of long-term loans, partially offset by $1.7 million of proceeds from the Eastern Borosi buyback.

Net cash used in financing activities was $112.6 million, compared to net cash from financing activities of $5.1 million in the prior year. Net cash used in financing activities in 2024 largely consisted of $120.0 million in Credit Facility repayments, $43.3 million of dividend payments, $8.9 million paid to purchase shares under the NCIB, and interest payments of $4.7 million, partially offset by $63.0 million of drawdowns from the Credit Facility. Net cash from financing activities in 2023 largely consisted of $130 million drawdowns from the Credit Facility to fund the Maverix acquisition and $16.8 million of proceeds from the exercise of options and warrants, partially offset by Credit Facility repayments of $73.0 million, dividend payments of $41.3 million and $20.7 million paid to purchase shares under the NCIB, as well as interest payments of $6.2 million.

Year ended December 31, 2023, compared to year ended December 31, 2022

Operating cash flow was $154.1 million, compared to $118.4 million in the prior year. The increase was driven by higher cash flows from interests acquired pursuant to the Maverix acquisition and higher cash flows from streams, partially offset by higher general administration and business development costs.

Net cash used in investing activities was $213.0 million, compared to $48.9 million in the prior year. Net cash used in investing activities in 2023 included $146 million net cash outflows pursuant to the Maverix acquisition, $16.6 million for the acquisition of an additional royalty interest in Stawell, $13.5 million for the Agbaou royalty, $5.5 million of funding for the Johnson Camp Mine royalty, $3.4 million of funding for the Prieska GRR, $3.7 million for the Clean Air Metals royalty, and $21.0 million for the acquisition of long-term loans, partially offset by $1.7 million of proceeds from the Eastern Borosi buyback. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper’s open pit project, $8.9 million of funding for the Beaufor royalty acquisition, C$10 million of funding for the royalty on the Thunder Bay North Project, $5.2 million of funding for the Sofia NSR royalty acquisition, $4.8 million of funding for the Steppe Gold Prepaid Gold Interest, $4.2 million of funding for the Pumpkin Hollow gold and silver stream and C$3 million for the AndeX Equity Interest, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of C$3.7 million for the disposition of 5 million Talon shares and C$4.2 million for the disposition of 6.4 million EarthLabs Inc. shares.

Net cash from financing activities was $5.1 million, compared to $38.8 million net cash used in the prior year. Net cash from financing activities in 2023 largely consisted of $130 million drawdowns from the Credit Facility to fund the Maverix acquisition and $16.8 million of proceeds from the exercise of options and warrants, partially offset by Credit Facility repayments of $73 million, dividend payments of $41.3 million and $20.7 million paid to purchase shares under the NCIB, as well as interest payments of $6.2 million. Net cash used in financing activities in 2022 largely consisted of dividend payments of $30.4 million, $4.1 million paid to purchase shares under the NCIB and $1.8 million of costs relating to the extension of the Credit Facility, as well as interest payments of $2.0 million.

Liquidity and Capital Resources

As at December 31, 2024, our cash and cash equivalents were $36.2 million, compared to $17.4 million as at December 31, 2023. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Consolidated Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, and for general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

Credit Facility

The Company currently has a Credit Facility of $500.0 million with an additional uncommitted accordion of up to $200.0 million for a total availability of up to $700.0 million, maturing on August 30, 2026. As at December 31, 2024, the Credit Facility balance was $nil.

Finance costs relating to the Credit Facility for the three months and year ended December 31, 2024, were $1.0 million and $5.5 million, respectively, including amortization of debt issuance costs and standby fees. This compares to finance costs of $1.8 million and $7.2 million, respectively, for the three months and year ended December 31, 2023. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at December 31, 2024, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

Quarterly Information1, 2

	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
IFRS measures:
Cash and cash equivalents	36,245	23,602	21,063	29,361	17,379	14,343	16,438	21,712
Total assets	1,769,979	1,773,227	1,740,847	1,903,556	1,894,464	1,905,778	1,922,759	1,924,417
Revenue	74,213	73,669	63,581	57,528	51,739	49,425	52,591	50,269
Net earnings (loss)	41,280	29,649	(111,437)	17,424	9,755	(6,041)	16,034	16,534
Earnings (loss) per share (basic and diluted)	0.20	0.15	(0.55)	0.09	0.05	(0.03)	0.08	0.09
Operating cash flow	63,473	61,798	49,357	38,875	37,644	36,750	40,875	38,870
Operating cash flow per share	0.32	0.31	0.25	0.19	0.19	0.18	0.20	0.20

Non-IFRS measures[3]:
GEOs	27,864	29,773	27,192	27,794	26,243	25,629	26,616	26,599
Adjusted Net Earnings	36,252	29,611	26,302	23,203	17,754	20,415	18,556	15,284
Adjusted Net Earnings per share	0.18	0.15	0.13	0.12	0.09	0.10	0.09	0.08
Adjusted EBITDA	62,980	63,447	52,961	48,068	41,017	39,925	42,053	39,436
Average gold price[4]	2,663	2,474	2,338	2,070	1,971	1,928	1,976	1,890
Average silver price[5]	31.38	29.43	28.84	23.34	23.20	23.57	24.13	22.55

1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the fourth quarter of 2024, we achieved record revenue and operating cash flows driven by higher metal prices and higher deliveries from Cerro Lindo, Northparkes and Buriticá. In the third quarter of 2024, we completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines, as well as the acquisition of the Additional Tamarack Royalty. In the first quarter of 2024, we reached a settlement on the Kensington royalty litigation with Coeur, which subsequently began paying.

In the fourth quarter of 2023, we acquired a GRR on the Johnson Camp Mine, operated by Gunnison Copper. In the third quarter of 2023, we acquired an additional royalty interest in Stawell. In the second quarter of 2023, we acquired the Agbaou royalty and participated in the execution of the Nevada Copper financing package. In the first quarter of 2023, we completed the acquisition of Maverix Metals Inc., adding nearly 150 assets.

Commitments and Contingencies

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

As of December 31, 2024, we had significant commitments to make per-ounce cash payments for precious metals and copper pursuant to the terms of the metals purchase and sale agreements and prepaid interests, as detailed in the following table:

Attributable
				volume	Per unit
Mineral interest	Commodity	Inception date	Unit	purchased	cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[4]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[5]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	Ounce	70%[6]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[7]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[7]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023	Ounce	25%	25% of spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	Ounce	3%[9]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	Ounce	3%[10]	10% of spot	Life of mine

Prepaid interests
Auramet	Gold	Jan. 19, 2023	Ounce	1,250 ounces per quarter	16% of spot	Until certain commercial conditions are achieved	[8]

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65.0 million.
5.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
6.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
7.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.
8.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.
9.	3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.
10.	3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.

Investments in Stream and Royalty Interests

As of December 31, 2024, we had commitments related to the acquisition of streams and royalties as detailed below:

Company	Project (Asset)		Triggering Event
Centerra Gold Inc.[1]	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Silvercorp Metals[2]	Silvertip	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation	Portfolio of royalties	Up to $15 million	Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation	Portfolio of royalties	Up to $10 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.	Prieska Copper‐Zinc Mine (Gold and Silver Stream)	$80 million[3]	Conditional upon certain conditions

1.	Kemess stream agreement is with Aurico Metals Inc., a subsidiary of Centerra Gold Inc.
2.	Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals inc. (“Silvercorp”). The payment of the deferred equity consideration is payable to Silvercorp.
3.	Upon the condition of obtaining the South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days. Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

Acquisition of a precious metals stream

On November 7, 2024, Triple Flag entered into a definitive agreement with a South American-based counterparty to acquire a precious metals stream for total cash consideration of $35.0 million. The underlying asset is a fully permitted brownfield operation located in Peru that is anticipated to restart in the near term. Closing and subsequent funding of this transaction is expected to occur in Q1 2025 and is contingent on, amongst other things, execution and delivery of the filed security agreements. Details of this transaction will be disclosed upon closing.

Acquisition of 0.5% GOR royalty on the Tres Quebradas lithium project

On December 19, 2024, Triple Flag entered into a definitive agreement to acquire an existing 0.5% GOR royalty from LRC, for total consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA. Closing and subsequent funding of the transaction is expected to occur in Q1 2025 and is contingent on, amongst other things, the registration of the royalty.

The commitments noted above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$419	$865	$677	$—	$1,961
Lease interest[1]	101	130	39	—	270
Standby charges[2]	1,969	1,305	—	—	3,274
	$2,489	$2,300	$716	$—	$5,505

1.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2029.
2.	Represents standby charges on the Credit Facility, which matures on August 30, 2026.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under ‘‘Contractual Obligations and Commitments’’.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 to the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

Overview

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of often competing priorities.  The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. To achieve this, we:

●	Identify, assess and communicate our key risks;
●	Integrate risk management into strategic priorities and plans;
●	Incorporate procedures for managing risk into our decision-making processes so that we mitigate risks and minimize the uncertainty of achieving our objectives;
●	Combine careful due diligence, legal, financial and commercial structuring and oversight to identify, assess and manage risks on new deals and for existing assets in the portfolio;
●	Maintain a structure to manage risk effectively and in a manner that seeks to maximize value creation;
●	Monitor relevant controls on an ongoing basis to assess their effectiveness and ensure that they are complied with; and
●	Provide assurance to the Chief Executive Officer and the Audit & Risk Committee of the Board of Directors on the effectiveness of key control activities on a regular basis.

Board of Directors and Audit & Risk Committee Oversight

We maintain strong risk oversight practices at Triple Flag by clearly outlining responsibilities in the mandates of the Board and Audit & Risk Committee. The Board’s mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification of the principal risks of the business and the implementation of appropriate systems to deal with such risks. The Audit & Risk Committee assists the Board in overseeing the Company’s management of risks as well as the implementation of policies and standards for monitoring such risks and monitoring and reviewing the Company’s financial position and risk management programs. The Audit & Risk Committee also provides oversight focusing on financial and operational (e.g., cyber security, hedging practices, etc.) risk exposures.

Management Oversight

Senior management oversees a weekly team meeting to discuss various issues including, but not limited to, risks facing the organization. This allows for the timely identification and mitigation of key risks that may prevent us from achieving our objectives, while fostering transparency. We rely on ongoing broad management involvement and specific external expertise in key meetings on new deals, particularly at the moment of committing capital, to equip us to make well-informed decisions and encourage contrarian and divergent perspectives to challenge our views and analyses.

The following subsections highlight some of our key sources of uncertainty and relevant risk mitigation activities. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, cash flow or share price. The list of risk factors below is not exhaustive, and other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations.

Key Risk Factors

●	Fluctuations in commodity prices;
●	The passive nature of our investments – we have limited to no control over the operation of the properties in which we hold an interest, or an operator’s failure to perform or their decision to cease or suspend operations;
●	Our inability to control the budgeting, forecasting and planning capabilities of our portfolio asset mining partners requires us to apply judgment in establishing forward-looking outlooks as we seek to set guidance for our investors;
●	Revenue concentration – a significant portion of our revenue comes from a small number of operating properties within our portfolio, and adverse developments at these properties could have a more significant or lasting impact;
●	Future pandemics and public health emergencies;
●	The impact of global financial conditions such as inflation and changes in the U.S. dollar and interest rates;
●	Our liquidity profile, including level of indebtedness;
●	Changes in governments, the intervention of governments, or other political or economic developments in the jurisdictions in which we do, or may in the future, carry on business;
●	Changing or increasing regulatory requirements, including increasing taxes, the imposition of tariffs, or other measures;
●	Our ability to maintain appropriate internal control over financial reporting and disclosure; and
●	Our reliance on information and plans, including mine plans, from counterparties that are based on estimates, including mineral reserves and resources.

For additional information about these risks and others, see the “Risk Factors” section of the Company’s most recent annual information form available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the “Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of December 31, 2024.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control framework was designed based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three months and year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2024, using the COSO framework. Based on management’s assessment, the Company’s internal control over financial reporting was effective as at December 31, 2024. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2024, has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report, which is located on page 3 of the Company’s Annual Financial Statements.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. Our material accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

a.	New accounting standards effective in 2024 which were applicable to the Company
i.	Amendment to IAS 1 – Non-current liabilities with covenants

This amendment clarifies how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. The amendment also aims to improve the information an entity provides related to liabilities subject to these conditions. The amendment is effective for annual periods beginning on or after January 1, 2024, and there was no material impact on the consolidated financial statements from the amendment.

b.	New accounting standards issued but not yet effective which are applicable to the Company
i.	Narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

These amendments clarify the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. These amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently assessing the impact of the amendments on the consolidated financial statements.

ii.	IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management‐defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the amendments on the consolidated financial statements.

c.	Newly enacted tax rules

i.	Newly enacted excessive interest and financing expenses limitation (“EIFEL”) rules

The Company is within the scope of the newly enacted EIFEL rules, effective for taxation years beginning on or after October 1, 2023. Under the legislation, the Company and its Canadian subsidiaries are generally restricted on the deductibility of their respective interest and financing expense to the extent of an amount that is equal to a fixed percentage of the Company’s adjusted taxable income (as defined in the Federal Income Tax Act), subject to certain adjustments. For the year ended December 31, 2024, there were no material restrictions on the deductibility of the interest and financing expense for the Company and its Canadian subsidiaries.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 4 to the Annual Financial Statements.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year and key judgments used in the preparation of the consolidated financial statements are discussed below.

Mineral Resource and Mineral Reserves estimates and depletion

Mineral interests represent agreements for which settlement is called for in the payment of royalties or in multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company’s assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company’s consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interests.

The Company relies on information it is entitled to under contracts with operators and/or public disclosures of information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests to assess the Company’s estimates of Mineral Resources and Mineral Reserves for a specific property and to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

●	estimates of mine operating costs;
●	foreign exchange rates and commodity prices;
●	terms for offtake agreements;
●	future development costs; and
●	geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

●	the size of the land package applicable to the agreement;
●	the cost and intensity of exploration programs proposed by the mine operator;
●	geological structures; and
●	ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

Impairment

In accordance with the Company’s accounting policy, management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed.

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Impairments in the carrying value of each cash-generating unit (“CGU”) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”), which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in ‘‘Impairment charges and expected credit losses’’ in the consolidated statements of income.

In accordance with the Company’s accounting policy, loans receivable and receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to make contractual payments for a period of greater than 120 days past due, the failure of a debtor to engage in a repayment plan, and the inability of a debtor to fulfil a repayment plan. Impairment losses on loans receivable and receivables are presented as impairment charges within the ‘‘Impairment charges and expected credit losses’’ line in the consolidated statements of income. Subsequent recoveries of amounts previously written off are credited against the same line item.

For the three months and years ended December 31, 2024 and 2023, Triple Flag recorded the following impairment charges and expected credit losses in the consolidated statements of income:

	For the three months ended December 31		For the year ended December 31
	2024	2023	2024	2023
Mineral interest impairment charges
Nevada Copper[1]	$—	$—	$83,920	$—
Elevation Gold[2]	—	—	18,688	—
Stornoway Diamonds (Canada) Inc.[3]	—	—	—	8,448
Beaufor[4]	—	—	—	6,836
Other	—	—	4,438	—

Loans receivable impairment charges and expected credit losses
Nevada Copper[1]	—	—	20,197	—
Elevation Gold[2]	—	8,749	21,380	9,723
Stornoway Diamonds (Canada) Inc.[3]	—	—	(589)	11,720
Beaufor[4]	—	—	—	103
Total impairment charges and expected credit losses	$—	$8,749	$148,034	$36,830

No impairment charges or impairment reversals were recorded for the three months ended December 31, 2024.

Impairment charges for the year ended December 31, 2024

1.	Nevada Copper

Triple Flag acquired a 95% fixed ratio gold and silver stream (amended to 97.5% in 2020) on the Pumpkin Hollow underground mine, operated by Nevada Copper in 2018. As at December 31, 2023, Triple Flag also had a Tranche A-2 secured loan receivable from Nevada Copper of $11.8 million, which carried interest at the Secured Overnight Financing Rate plus an adjustment spread and a fixed margin which would have matured on July 31, 2029, and could be repaid prior to maturity with no penalty.

During the three months ended June 30, 2024, Nevada Copper experienced financial difficulties, including increased ramp-up costs associated with the underground mine, failure to obtain funding through a change of control transaction and failure to secure additional interim funding from key stakeholders. This resulted in Nevada Copper filing a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court of the District of Nevada on June 10, 2024.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024. Management performed an impairment analysis for the Nevada Copper stream interest in accordance with IAS 36, and for the loan receivables under IFRS 9. As of June 30, 2024, Triple Flag had funded a cumulative total of $20.0 million to Nevada Copper, $15.1 million through the Tranche A-2 secured loan receivable and $4.9 million through unsecured funding. The funding was provided as part of the restart financing package for operations at the Pumpkin Hollow underground mine, and for working capital purposes.

Triple Flag considered a variety of factors to determine the recoverable amount of the Nevada Copper stream and the recoverability of the loan receivable, including expected cash flows to be recovered from the Chapter 11 process under various scenarios, the contractual terms of the stream agreement in a Chapter 11 process, and Triple Flag’s security and position in Nevada Copper’s creditor rankings relative to other secured creditors. Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivables and determined that the recoverable amount of the Nevada Copper gold and silver stream was nil as of June 30, 2024, resulting in an impairment charge of $104.1 million.

Triple Flag also has a 2.0% NSR royalty on the Pumpkin Hollow open pit project and a 2.0% NSR royalty on the Tedeboy exploration project. Management performed impairment analysis over these royalty interests by considering a variety of factors, including relevant production and commodity price scenarios, various production start date scenarios, and relevant contractual rights of the royalty agreements, at a discount rate of 5%. Triple Flag concluded that the recoverable amount exceeded the carrying amount of $46.2 million, and as such, no impairment charge was recognized related to Triple Flag’s royalty interests in the consolidated statements of income.

Concurrent with the Chapter 11 process, a sale process in accordance with Section 363 of the U.S. Bankruptcy Code was initiated by Nevada Copper. On August 9, 2024, Nevada Copper entered into an asset purchase agreement with an affiliate of Kinterra Capital Corp, (“buyer”), pursuant to which the buyer agreed to purchase substantially all of the assets of Nevada Copper and its subsidiaries.  The transaction was approved by order of the United States Bankruptcy Court, entered on September 27, 2024. The transaction closed on October 9, 2024, the stream was eliminated upon the acquisition and Triple Flag did not recover a material amount from the sales proceedings. The royalties were unaffected by the conclusion of the Chapter 11 sale process.

2.	Elevation Gold

Triple Flag acquired the 100% silver stream on the Moss mine, operated by Elevation Gold, as part of the Maverix acquisition in January 2023. In conjunction with this transaction, Triple Flag also acquired a loan receivable from Elevation Gold, which had an outstanding balance receivable of $17.7 million as of December 31, 2023. As of December 31, 2023,

Triple Flag also had promissory and demand notes receivable from Elevation Gold of $6.5 million and recorded a provision for expected credit losses of $9.7 million against these loans. The loan receivable accrued interest at an interest rate of 10% per annum and was repayable on or before February 28, 2025.

As at March 31, 2024, Triple Flag identified an indicator of impairment for its stream interest in the Moss mine. As a result, the Company performed an impairment assessment considering relevant production and commodity price scenarios. The Company concluded that the recoverable amount exceeded the carrying amount and as such, no impairment charge was recognized in the condensed interim consolidated statement of income for the three months ended March 31, 2024. As at March 31, 2024, Triple Flag had a total of $30.7 million loan receivable and promissory and demand notes receivable from Elevation Gold, and a total provision for expected credit losses of $16.6 million related to the loan receivables.

During the three months ended June 30, 2024, Elevation Gold continued to experience financial difficulty due to lower-than-expected production. As a result, Elevation Gold suspended royalty/finder fee payments and silver stream delivery obligations. This resulted in one royalty holder filing a claim in the Arizona State Superior Court against Elevation Gold for amounts owing pursuant to their royalty agreement. Elevation Gold reported on July 30, 2024, that it filed an application for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) and proceeded with an interim cessation of active mining from the open pit at the Moss mine.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024, and performed an impairment analysis for the Elevation Gold stream interest in accordance with IAS 36, and for the loan receivables and promissory and demand notes under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Elevation Gold stream and the recoverability of the loan receivable and promissory and demand notes, including cash flows expected to be recovered from the CCAA process under various scenarios, as well as Triple Flag’s security and creditor ranking. Triple Flag concluded that there was no reasonable expectation of recovery of the loan receivable and promissory and demand notes and determined that the recoverable amount of the Elevation Gold stream was nil as of June 30, 2024, resulting in a total impairment and expected credit loss charge of $40.1 million.

During the three months ended December 31, 2024, the CCAA process continued to unfold. Mako Mining Corp (“Mako”) announced on December 31, 2024, that they had entered into a non-binding letter of intent to acquire 100% of the issued and outstanding common shares of EG Acquisition LLC (“EGA”), and that EGA would complete the acquisition of the Moss gold mine on December 31, 2024, through its acquisition of 100% of the common shares of Golden Vertex Corp. (“GVC”), which holds direct ownership of the Moss mine. The silver stream was eliminated upon the acquisition of GVC and Triple Flag does not expect to recover a material amount from the sales proceedings.

Impairment charges for the year ended December 31, 2023

3.	Stornoway Diamonds (Canada) inc.

During the three months ended September 30, 2023, the Renard mine, operated by Stornoway Diamonds (Canada) Inc. (“Stornoway”), experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures, and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India’s diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. Management performed an impairment analysis for the Renard stream in accordance with IAS 36 and for the Bridge Financing under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Renard stream and the recoverability of the loan receivable, including cash flows expected to be generated from the Renard mine over the estimated life of mine under different mine plans and diamond price scenarios. On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the CCAA in Quebec.

As a result, Triple Flag concluded that there was no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil, resulting in a total impairment charge of $20.2 million for the year ended December 31, 2023, of which $11.7 million related to the bridge loan receivable and $8.5 million to the mineral interest.

4.	Beaufor

In the second half of 2022, Monarch Mining Corporation (“Monarch”), owner of the Beaufor mine, suspended its operations at the Beaufor mine due to financial and operational challenges. On September 27, 2022, the mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in the Beaufor royalty being written down to its estimated recoverable amount of $6.8 million.

During the three months ended September 30, 2023, management concluded that the continued suspension of operations at the Beaufor mine, exceeding a period of 12 months, coupled with the market activity and financial position of Monarch as at June 30, 2023, was a triggering event. Triple Flag considered a variety of factors to determine the recoverable amount of the Beaufor royalty, including cash flows expected to be generated from the Beaufor mine over the estimated life of mine.

Triple Flag determined the recoverable amount of the Beaufor royalty investment to be $nil and therefore recorded an impairment charge of $6.8 million for the year ended December 31, 2023.

Expected credit losses

The Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost.

The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the expected credit losses, financial assets have been grouped based on shared credit risk characteristics and the days past due.

The ECLs for loans receivable are measured based on the general approach. The ECLs are estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of assumptions, estimates and forecasts including, among others, forecasted production results, operating costs, commodity prices and capital requirements. Changes in any of the assumptions and estimates used in determining the expected cash flows could impact the ECLs provision.

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Côte d’Ivoire, Mexico, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other  countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company’s taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions, such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Business combinations

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. For the acquisition to constitute a business we should be acquiring inputs and processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.

For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	2024

($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	74,213	73,669	63,581	57,528
Average gold price per ounce	2,663	2,474	2,338	2,070
GEOs	27,864	29,773	27,192	27,794	112,623

	2023

($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	51,739	49,425	52,591	50,269
Average gold price per ounce	1,971	1,928	1,976	1,890
GEOs	26,243	25,629	26,616	26,599	105,087

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

●	impairment charges and write-downs, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Year ended
	December 31		December 31
($ thousands, except share and per share information)	2024	2023	2024	2023
Net earnings (loss)	$41,280	$9,755	$(23,084)	$36,282
Impairment charges and expected credit losses[1]	—	8,749	148,034	36,830
Loss on disposal of mineral interests[2]	—	—	—	1,000
Foreign currency translation (gain) loss	(76)	(57)	(181)	218
(Increase) decrease in fair value of investments and prepaid gold interests	(7,249)	434	(12,775)	(1,467)
Income tax effect	2,297	(1,127)	(2,387)	(6,265)
Adjusted net earnings	$36,252	$17,754	$109,607	$66,598
Weighted average shares outstanding – basic	201,367,681	201,517,879	201,304,234	199,327,784
Net earnings (loss) per share	$0.20	$0.05	$(0.11)	$0.18
Adjusted net earnings per share	$0.18	$0.09	$0.54	$0.33

1.	Impairment charges and expected credit losses for year ended December 31, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests. Impairment charges and expected credit losses for the three months and year ended December 31, 2023, are largely due to impairments taken on the Renard stream and related interests and the Beaufor royalty.
2.	Loss on disposal of mineral interests for the year ended December 31, 2023, represent the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Year ended
	December 31		December 31
($ thousands)	2024	2023	2024	2023
Operating cash flow	$63,473	$37,644	$213,503	$154,138
Acquisition of other assets	—	—	—	—
Free cash flow	$63,473	$37,644	$213,503	$154,138

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;
●	impairment charges and write-downs, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-cash cost of sales related to prepaid gold interests and other; and
●	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and other, and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended		Year ended
	December 31		December 31
($ thousands)	2024	2023	2024	2023
Net earnings (loss)	$41,280	$9,755	$(23,084)	$36,282
Finance costs, net	901	1,005	5,073	4,122
Income tax expense	6,064	647	10,314	107
Depletion and amortization	19,271	16,721	75,900	65,477
Impairment charges and expected credit losses[1]	—	8,749	148,034	36,830
Loss on disposal of mineral interests[2]	—	—	—	1,000
Non-cash cost of sales related to prepaid gold interests and other	2,789	3,763	16,919	15,972
Foreign currency translation (gain) loss	(76)	(57)	(181)	218
(Increase) decrease in fair value of investments and prepaid gold interests	(7,249)	434	(12,775)	(1,467)
Adjusted EBITDA	$62,980	$41,017	$220,200	$158,541

1.	Impairment charges and expected credit losses for year ended December 31, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests. Impairment charges and expected credit losses for the three months and year ended December 31, 2023, are largely due to impairments taken on the Renard stream and related interests and the Beaufor royalty.
2.	Loss on disposal of mineral interests for the year ended December 31, 2023, represent the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess the profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and to provide a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Year ended
	December 31		December 31
($ thousands except Gross profit margin and Asset margin)	2024	2023	2024	2023
Revenue	$74,213	$51,739	$268,991	$204,024
Less: Cost of sales	(27,829)	(25,292)	(113,781)	(101,948)
Gross profit	46,384	26,447	155,210	102,076
Gross profit margin	63%	51%	58%	50%
Gross profit	$46,384	$26,447	$155,210	$102,076
Add: Depletion	19,186	16,629	75,554	65,108
Add: Non-cash cost of sales related to prepaid gold interests and other	2,789	3,763	16,919	15,972
	68,359	46,839	247,683	183,156
Revenue	74,213	51,739	268,991	204,024
Asset margin	92%	91%	92%	90%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent annual information form, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this MD&A is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.